Letter 00001/2017/P

São Paulo, January 23, 2017.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	CPFL Energia, S.A. (CPFL Energy, Inc.) Form 20-F for Fiscal Year Ended December 31, 2015 Form 6-K filed August 12, 2016 Response Dated December 9, 2016 File No. 001-32297

Response to Staff Comment Letter dated January 6, 2017

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated January 6, 2017, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on April 15, 2016 (the “Form 20-F”) and concerning our current report on Form 6-K furnished to the SEC on August 12, 2016 (the “2Q16 results announcement”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments and have provided response immediately below each comment.  All page numbers referred to herein relate to the 2Q16 results announcement.

Form 6-K filed August 12, 2016

1.	We have reviewed your response to comment 3 and have the following comments:

●
It appears from your response that going forward you intend to present the non-GAAP measures Adjusted EBIT and EBITDA, Adjusted Net Income and Adjusted PMSO that reflect your proportional stake in each generation project and disregard non-recurring effects. If there are proportional non-GAAP measures in addition to the ones listed above that you have not agreed to remove from future filings, please advise. Confirm, if true, that you are no longer planning to present the full non-GAAP income statements similar to those provided on pages 60, 63, 65, and 67.

●
We note your statement that you present proportionally adjusted metrics for purposes of tracking your compliance with the covenants in your credit facilities. Please clearly define for us each quantitatively derived covenant included in your debt agreements and specify the inputs used for each debt covenant ratio. Explain how Adjusted EBIT, EBITDA, Adjusted EBITDA, Adjusted Net Income and/or Adjusted PMSO are used in these debt covenants. It appears that the “EBITDA Proforma” figure presented on page 25 and used to calculate your Net Debt/EBITDA ratio is calculated differently than EBITDA or Adjusted EBITDA as presented on page 17. Please explain this matter to us in more detail.

●	Please ensure that your non-GAAP disclosures in each future filing fully comply with Regulation G by providing quantitative reconciliations between all GAAP and non-GAAP figures.

Response to Staff Comment #1

(a)	First Bullet Point

We confirm that going forward we intend to present the non-GAAP measures EBITDA and “EBITDA Pro Forma” (as required by certain of our debt covenants) which reflect our proportional stake in each generation project. As discussed below, “EBITDA Pro Forma” is used to reflect the covenants in our credit facilities, which require proportional consolidation.

In order to enhance the understanding of such adjustments in future disclosures, we will present a full quantitative reconciliation (by schedule or other clearly understandable method) of the differences between these items and the most comparable accounting measures presented in accordance with IFRS. If we elect to present Adjusted EBIT, Adjusted Net Income or Adjusted PMSO in future disclosures, we will also present a similar full quantitative reconciliation.

There are no proportional non-GAAP measures in addition to the ones listed above that we have not agreed to remove from future disclosures.

Furthermore, we confirm that going forward we are no longer planning to present full non-GAAP income statements similar to those provided on pages 60, 63, 65, and 67 of the 2Q16 results announcement.

(b)	Second Bullet Point

a.	Compliance with Covenants

In our 2Q16 results announcement, we present proportionally adjusted metrics for purposes of tracking our compliance with the covenants in our credit facilities, certain of which require us to calculate Net Debt as adjusted to reflect the proportional consolidation of the results and balance sheet of all companies in which we hold 10% or more of the voting stock and to reflect our equivalent stake in each company (including those we control with less than 100%, such as CPFL Energias Renováveis S.A. and Ceran – Companhia Energética Rio das Antas). In future disclosures, we will explain that our presentation of proportional consolidation is only applied to entities in which we hold 10% or more of the voting stock. We have the following credit facilities which contain covenants that are relevant to this analysis:

Banks	Number of Contracts	Covenant
Nova Scotia, HSBC, Bank of America, BNP, Citibank, JP Morgan Chase, Mizuho, Morgan Stanley, Bank of Tokyo Mitsubish; Sumitomo, Santander (also various issuances of local debentures)	53	Net Indebtedness* divided by EBITDA* (maximum 3.75) EBITDA* divided by Finance Income (Costs) (minimum 2.25)
Banco Nacional do Desenvolvimento Econômico e Social – BNDES, Banco Itaú, Banco do Brasil, Safra	24	Net Indebtedness* divided by EBITDA* (maximum 3.5) Net Indebtedness* divided by the sum of Net Indebtedness* and Equity (maximum 0.90)
Banco Nacional do Desenvolvimento Econômico e Social – BNDES	8	Equity / (Equity + Net Bank Debt*) (more than 0.28) Net Bank Debt* / Adjusted EBITDA* (less than 3.75)
Banco Nacional do Desenvolvimento Econômico e Social – BNDES, Banco Itaú, Banco do Brasil	5	Net Indebtedness* divided by EBITDA* (maximum 3.75)
* Calculated using proportional consolidation. EBITDA, as included in this table and as mentioned in our credit facilities, is the equivalent of our presentation of “EBITDA Pro Forma”.

Further details regarding our debt covenants and ratios, including information on which financial ratios are applicable to us, can be found in notes 17 and 18 of our Consolidated Financial Statements for the year ended December 31, 2015.

The financial covenants in certain of our debt instruments contain the following definitions and restrictions that are relevant to this analysis:

i.
Definition of EBITDA: “In each case, as of the four most recently completed fiscal quarters, the sum of consolidated net income of the Guarantor and its Subsidiaries before the deduction of: (a) consolidated financial expenses; (b) consolidated income tax and social contribution; and (c) consolidated depreciation and amortization (adjusted by the deferred costs variations and deferred gains variations of the Parcel “A” and the CVA** and, as well as the prepaid expenses and other accounts payable of overcontracting (Sobrecontratação) and neutrality of the sector charges (Neutralidade dos Encargos Setoriais) (as set forth in the Guarantor’s audited consolidated financial statements), calculated in accordance with the regulations of the Brazilian electricity sector;

provided that, in either case, with respect to any calculation date, pro forma effect will be given to any EBITDA resulting from any acquisition of a company, division, line of business or material asset (x) based upon the most recent four full fiscal quarters for which the relevant financial information is available and (y) determined in good faith by a financial officer or the treasurer of the Guarantor.”

** We note that as of December 31, 2014, these sector financial assets and liabilities are included in our financial statements and, therefore, these adjustments are no longer applicable.

ii.	EBITDA to Net Financial Expenses Ratio: “As of the last day of any Fiscal Semester of the Guarantor, the ratio (expressed as a decimal) of: (a) EBITDA to (b) Net Financial Expenses.”

iii.
Section 8.08 - Financial Covenants: “The Guarantor shall, at the end of each of the Fiscal Semesters, maintain: (a) a Net Debt to EBITDA Ratio not greater than 3.75:1.00; and (b) an EBITDA to Net Financial Expenses Ratio not less than 2.25:1.00, except that the Guarantor shall not be required to comply with this ratio for any Fiscal Semester in which its Net Financial Expenses for such Fiscal Semester is a positive number.  For purposes of calculating the Financial Covenants above (and all of its components thereof), the Guarantor shall proportionally consolidate the results and balance sheet of all companies in which it holds 10% or more of the Voting Stock, regardless if such information is included in the Guarantor’s financial statements delivered to the Lender pursuant to Section 8.05 hereof.”

b.	“EBITDA Pro Forma”, EBITDA and Adjusted EBITDA

We calculate the “EBITDA Pro Forma” figure presented on page 25 of the 2Q16 results announcement, which is also used to calculate our Net Debt/EBITDA ratio and EBITDA and Adjusted EBITDA on page 17 of the 2Q16 results announcement, primarily in order to satisfy the requirements of the debt covenants in our credit facilities as described in the definition of EBITDA in (i) above.

The “EBITDA Pro Forma” figure represents the aggregate of our “EBITDA Pro Forma” for each of the four quarters ending on the date of the 2Q16 results announcement.  As shown in the table below, to reconcile “EBITDA Pro Forma” to Adjusted EBITDA, the following steps must be taken:

i.
exclude nonrecurring items, which in the period under review consisted of the following: (a) Generation Scaling Factor (“GSF”), which, when activated, reduces the energy received by each Hydroelectric Power Plant participating in the Energy Reallocation Mechanism (the “MRE”) and, therefore exposes operators of Hydroelectric Power Plants to the short-term market and, as a result, to spot price risk; (b) seasonality effects related to the activation of GSF and the participation of a Hydroelectric Power Plant in the MRE; (c) insurance reimbursement related to the loss of property, plant and equipment at the Bio Pedra biomass-fueled thermoelectric plant in Serrana in 2015; and (d) impairment of assets; and

ii.
include in our operating income foreign exchange variations affecting payments for energy purchases from Itaipu, reflecting our actual cash cost (including the difference recorded in financial income (expenses)) rather than the cost recorded at the invoice date.

Table 1

EBITDA conciliation – Proforma x Adjusted (R$ million)
	3Q15	4Q15	1Q16	2Q16	12M2Q16
EBITDA Proforma (page 25)	1.020	916	954	873	3.764
(+) Itaipu Foreign Exchange Variation	(119)	27	3	28	(60)
(+) Non-recurring effects	63	(43)	(8)	-	12
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	54	(106)	(8)	-	(60)
Seasonality Effect (CPFL Geração and CPFL Renováveis)	9	32	-	-	41
Insurance reimbursement – Bio Pedra TPP	-	(8)	-	-	(8)
Impairment of assets	-	39	-	-	39
Adjusted EBITDA (page 17)	965	900	949	901	3.716

These adjustments are discussed in more detail in our response dated December 9, 2016 to the Staff’s letter dated November 14, 2016. As discussed in that response, we will explain and reconcile all nonrecurring items that we exclude from our adjusted measures in future disclosures; and we will not make adjustments regarding the foreign exchange variations affecting payments for energy purchases from Itaipu in future disclosures.

EBITDA and Adjusted EBITDA on page 17 of the 2Q16 results announcement are calculated on a quarterly basis, as discussed in our response dated December 9, 2016 to the Staff’s letter dated November 14, 2016.

The following table presents a reconciliation of our Net Income – IFRS to “EBITDA Pro Forma” figure on page 25 of the 2Q16 results announcement and to our EBITDA on page 17 of the 2Q16 results announcement:

Table 2

EBITDA conciliation – IFRS x Adjusted (R$ million)
	3Q15	4Q15	1Q16	2Q16	12M2Q16
Net Income - IFRS	280	363	232	240	1.115
Depreciation and Amortization	315	328	308	312	1.262
Financial Income/Loss	347	114	232	199	892
Social contribution	40	55	47	43	185
Income tax	99	145	128	108	479
EBITDA – IFRS (A)	1.080	1.005	947	902	2.934
(+) Proportional Consolidation of Generation (B)	(60)	(89)	6	(29)	(171)
Conventional Generation	83	91	88	74	336
CPFL Renováveis	(143)	(180)	(81)	(102)	(506)
EBITDA for comparison purposes (page 17)	1.020	916	954	873	3.764

EBITDA – Covenants Base (R$ million)
					12M2Q16
EBITDA Proforma (page 25)					3.764

(c)	Third Bullet Point

We acknowledge the Staff’s comment and we confirm that we will ensure that our non-GAAP disclosures in each future disclosure fully comply with Regulation G by providing quantitative reconciliations between all GAAP and non-GAAP figures. Table 2 above shows the reconciliation of Net Income to EBITDA that we intend to present in future disclosures.

* * * *

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter, the Form 20-F and the 2Q16 results announcement be directed to the following at all times:

Andre Dorf
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: robert.ellison@shearman.com).

Sincerely,

/s/ Andre Dorf
CPFL Energia S.A.
Name: Andre Dorf
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant Andrew Blume, Staff Accountant Securities and Exchange Commission